UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

ANIXTER INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

035290105

(CUSIP Number)

Jonathan D. Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035290105	13D/A	Page 2 of 9

1.	Name of Reporting Persons. Samstock/SIT, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,647,147
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,647,147
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,647,147
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 32,759,173 shares of Common Stock, par value $1.00, outstanding on July 22, 2014, based on the information provided by the Issuer in its Form 10-Q for the period ended July 4, 2014.

CUSIP No. 035290105	13D/A	Page 3 of 9

1.	Name of Reporting Persons. Samstock/Alpha, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,587
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,587
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,587
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 32,759,173 shares of Common Stock, par value $1.00, outstanding on July 22, 2014, based on the information provided by the Issuer in its Form 10-Q for the period ended July 4, 2014.

CUSIP No. 035290105	13D/A	Page 4 of 9

1.	Name of Reporting Persons. Samstock/ZFT, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,558
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,558
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,558
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 32,759,173 shares of Common Stock, par value $1.00, outstanding on July 22, 2014, based on the information provided by the Issuer in its Form 10-Q for the period ended July 4, 2014.

CUSIP No. 035290105	13D/A	Page 5 of 9

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,758,322
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,758,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,758,322
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 32,759,173 shares of Common Stock, par value $1.00, outstanding on July 22, 2014, based on the information provided by the Issuer in its Form 10-Q for the period ended July 4, 2014.

CUSIP No. 035290105	13D/A	Page 6 of 9

ITEM 1.	Security of the Issuer.

This Amendment No. 28 to Schedule 13D relates to the common stock, par value $1.00 per share (“Shares”), of Anixter International Inc., a Delaware corporation (the “Issuer”).

ITEM 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Shares: Samstock/Alpha, L.L.C., a Delaware limited liability company (“Alpha”); Samstock/ZFT, L.L.C., a Delaware limited liability company (“ZFT”); Samstock/SIT, L.L.C., a Delaware limited liability company (“SIT”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). Alpha, ZFT, SIT and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”.

The executive officers of each of Alpha, ZFT and SIT are:

•	Samuel Zell: President; Chairman and Chief Executive Officer of Equity Group Investments, a division of Chai Trust (“EGI”).

•	William C. Pate: Vice President; Managing Director of EGI.

•	Philip Tinkler: Vice President and Treasurer; Chief Financial Officer and Chief Operating Officer of EGI.

•	Jon Wasserman: Vice President and Secretary; Chief Legal Officer of EGI.

Each of Alpha, ZFT and SIT is indirectly owned and controlled by various trusts established for the benefit of Samuel Zell and his family (the “Trusts”). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

•	Donald J. Liebentritt: President and a Senior Managing Director of Chai Trust.

•	Kellie Zell: Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.

•	JoAnn Zell: Senior Managing Director of Chai Trust. Ms. Zell is a physician.

•	Matthew Zell: Senior Managing Director of Chai Trust; Managing Director of EGI.

•	Robert M. Levin: Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

•	James Bunegar: Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President—Taxes of EGI.

•	Philip G. Tinkler: Chief Financial Officer of Chai Trust; Chief Financial Officer and Chief Operating Officer of EGI.

•	Jon Wasserman: Senior Managing Director of Chai Trust; Chief Legal Officer of EGI.

The business address of each Reporting Person, Samuel Zell, William Pate, Philip Tinkler, Jon Wasserman, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer or director listed in Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 035290105	13D/A	Page 7 of 9

(f)	All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) On August 13, 2014, SIT sold 1,000,000 Shares (the “August 2014 Sales”) as further described in Item 5(c) below. The August 2014 Sales were made by SIT as part of the Reporting Persons’ ongoing portfolio management and investment diversification and did not reflect an adverse change in the Reporting Person’s views on the prospects of the Issuer and the Issuer’s businesses.

To the best knowledge of the Reporting Persons, there were 32,759,173 Shares outstanding on July 20, 2014, based on the information provided by the Issuer in its Form 10-Q for the period ended July 4, 2014. Based upon the foregoing, and after giving effect to the sale of an aggregate of 1,000,000 Shares by SIT as further described in this Item 5(c) below, (i) the 3,647,147 Shares held by SIT represent approximately 11.1% of the issued and outstanding Shares; (ii) the 55,587 Shares held by Alpha represent approximately 0.2% of the issued and outstanding Shares; (iii) the 55,588 Shares held by ZFT represent approximately 0.2% of the issued and outstanding Shares; and (iv) the 3,758,322 Shares beneficially owned by Chai Trust represent approximately 11.5% of the issued and outstanding Shares. Chai Trust, SIT, Alpha and ZFT share voting and dispositive power with respect to the 3,758,322 Shares held by SIT, Alpha and ZFT.

(c) Except as described in this Item 5(c), during the last 60 days, no transactions in the Shares were effected by the Reporting Persons. In the August Sales on August 13, 2014, SIT sold an aggregate of 1,000,000 shares of the Common Stock in open market transactions in the following amounts and at the following prices: 995,400 shares at $87.12 per share; 500 shares at $90.56 per share; 3,400 shares at $90.5625; 600 shares at $90.69; and 100 shares at $90.82.

ITEM 6.	Materials to be Filed as Exhibits.

Exhibit 1:	Amended and Restated Joint Filing Agreement dated as of August 14, 2014.

CUSIP No. 035290105	13D/A	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 14, 2014

SAMSTOCK/ALPHA, L.L.C. SAMSTOCK/ZFT, L.L.C. SAMSTOCK/SIT, L.L.C.

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ JAMES G. BUNEGAR
Name:	James G. Bunegar
Title:	Vice President

CUSIP No. 035290105	13D/A	Page 9 of 9

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A with respect to the Common Stock, par value $1.00 per share, of Anixter International Inc., a Delaware corporation and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: August 14, 2014

SAMSTOCK/ALPHA, L.L.C. SAMSTOCK/ZFT, L.L.C. SAMSTOCK/SIT, L.L.C.

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ JAMES G. BUNEGAR
Name:	James G. Bunegar
Title:	Vice President